Exhibit 4.10

EXECUTION VERSION

Date: July 9 2020

Tianjin Zhonghuan Semiconductor Co., Ltd

No. 12 East Haitai Road, Huayuan Industrial Park,

Hi-tech Industrial Zone, Tianjin, PR China

Re: Consent and Waiver Relating to Replacement Financing and Certain Other Matters (this “Consent and Waiver Letter”)

Ladies and Gentlemen:

We refer to the Investment Agreement (the “Investment Agreement”), dated November 8, 2019, among SunPower Corporation, a Delaware corporation (“Parent”), Maxeon Solar Technologies, Pte. Ltd., a company incorporated under the Laws of Singapore and, as of the date of this Consent and Waiver Letter, a wholly owned subsidiary of Parent (“SpinCo”), Tianjin Zhonghuan Semiconductor Co., Ltd., a PRC joint stock limited company (“Investor” and, collectively with Parent and SpinCo, the “Parties”) and, solely for purposes of Sections 5.2, 6.1, 6.3, 6.4, 6.6, 6.8, 6.9(d), 6.10, 8.2(a) and Article IX thereof, Total Solar INTL SAS, a French société par actions simplifiée. Capitalized terms used but not defined herein have the meanings given to them in the Investment Agreement.

Parent and SpinCo are evaluating certain financing options as alternatives to a portion of the Debt Financing, including the issuance by SpinCo or a Subsidiary of SpinCo of exchangeable senior notes due 2025 (with key terms set forth on Annex A) (the “Convertible Notes”) and the undrawn amount under that certain trade facility made available to SunPower Malaysia Manufacturing Sdn Bhd (as of the date hereof, a wholly owned subsidiary of Parent) by Standard Chartered Bank Malaysia Berhad, as amended, supplemented or replaced from time to time, most recently supplemented by a supplemental facility letter (uncommitted) dated 20 April 2020 (the “SCB Trade Facility”).

In furtherance of the foregoing, Parent and SpinCo have requested that Investor (a) pursuant to Section 5.1(b) of the Investment Agreement, consent to SpinCo or a Subsidiary of Spinco issuing the Convertible Notes prior to the Separation, and (b) pursuant to Section 9.13 of the Investment Agreement, consent that (i) the gross proceeds from the Convertible Notes and (ii) the undrawn amounts of the Designated Combined Facility Limits (as defined in the SCB Trade Facility), as of the date of the Closing, that may be drawn under and in accordance with the SCB Trade Facility, in each case of clauses (i) and (ii), be deemed “Replacement Financing” as contemplated by Section 6.9(b) of the Investment Agreement. Investor hereby grants its consent to the foregoing and waives any requirement that the Convertible Notes or the SCB Trade Facility must satisfy the Acceptable Financing Terms.

In consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, by execution of this Consent and Waiver Letter, each of the Parties hereby further agrees as follows:

1.     Remaining Portion of Debt Financing; Form F-3. Parent and SpinCo acknowledge, agree and jointly represent and warrant to Investor that, (i) other than with respect to the Convertible Notes and the SCB Trade Facility, the Debt Financing, or any other forms of Replacement Financing, to be obtained on the Closing Date as contemplated by Section 7.1(n) of the Investment Agreement shall be on terms and conditions that are no less favorable to SpinCo than the Acceptable Financing Terms; and (ii) any consummation of the Separation at a time when the Form F-3 (as defined in Annex A) has not been declared effective by the SEC shall require the prior written consent of Investor.

2.     Top Up Option; TZS Facilitation Agreement. In the event that SpinCo or a Subsidiary of SpinCo issues the Convertible Notes, then at the Closing, SpinCo shall (i) grant Investor (or its designee) an option (with the key terms set forth on Annex B), in form and substance reasonably satisfactory to Investor, to purchase a number of SpinCo Shares (the “Option”), and (ii) enter into the TZS Facilitation Agreement (as defined in Annex A) with Investor (or its designee), in form and substance reasonably satisfactory to Investor.

3.     Definition of Fully Diluted SpinCo Shares. Notwithstanding anything to the contrary in the Investment Agreement, the definition “Fully Diluted SpinCo Shares” shall include for all purposes the following clause at the end of such definition (and such definition shall be interpreted as if such clause, including the applicable defined terms set forth in this Consent and Waiver Letter, had been included therein):

“, but excluding the Convertible Notes, the Facility Shares and TZS Facility Shares (as defined in Annex A) and the Option.”

4.     Additional Financing Condition. Notwithstanding anything to the contrary in the Investment Agreement, Section 7.1(o) of the Investment Agreement shall be disregarded for all purposes, and the following shall be interpreted as replacing it in its entirety:

“(o) Additional Financing. SpinCo and the other parties thereto shall have either (i) entered into definitive agreements with respect to the Additional Financing and shall have delivered to Investor evidence reasonably satisfactory to Investor that (A) all conditions precedent to the utilization of the Additional Financing have been satisfied or waived and (B) the Additional Financing has not been utilized, or (ii) put into place the right for SpinCo to unilaterally implement, upon or after the Closing, (A) the alternative working capital arrangements set forth in Schedule 7.2(o) and (B) the Supply Agreement (including Section 5(b) thereof).”

5.     Purchased Share Number Calculation. Notwithstanding anything to the contrary in the Investment Agreement, Schedule 2.5 to the Investment Agreement, which

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sets forth the methodology for the Purchased Share Number Calculation, shall be disregarded for all purposes and replaced with the Schedule attached to this Consent and Waiver Letter as Annex C.

6.    Shareholders Agreement. Notwithstanding anything to the contrary in the Investment Agreement, Exhibit K to the Investment Agreement, which sets forth the form of Shareholders Agreement, shall be disregarded for all purposes and replaced with the form of Shareholders Agreement attached to this Consent and Waiver Letter as Annex D.

7.    Long Stop Date. Notwithstanding anything to the contrary in the Investment Agreement, Section 8.1(b) of the Investment Agreement shall be disregarded for all purposes, and the following shall be interpreted as replacing it in its entirety:

“(b) by either Parent or Investor if the Closing shall not have occurred on or before September 25, 2020 (as such date may be extended pursuant to the following proviso, the “Termination Date”); provided, that the Termination Date shall be extended by 45 days if the Parties engage in discussions pursuant to Section 6.9(f)(iii); provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any Party that has breached in any material respect any of its obligations under this Agreement where such breach was the cause of, or resulted in, the failure of the Closing Date to occur on or before the Termination Date;”

8.    General Provisions. Except as expressly set forth herein, nothing in this Consent and Waiver Letter amends, alters, modifies or supersedes any provision of the Investment Agreement, or waives any rights or remedies thereunder, each of which remain in full force and effect. Sections 9.3 – 9.11 and 9.13 – 9.16 of the Investment Agreement are incorporated into this Consent and Waiver Letter mutatis mutandis.

[Signature Pages Follow]

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Please confirm your understanding and agreement with the foregoing by signing and dating the enclosed copy of this Consent and Waiver Letter and returning it to us.

Very truly yours,

SUNPOWER CORPORATION

By:	/s/ Thomas H. Werner
Name: Thomas H. Werner
Title: Chief Executive Officer

MAXEON SOLAR TECHNOLOGIES, PTE. LTD.

By:	/s/ Jeffrey W. Waters
Name: Jeffrey W. Waters
Title: Chief Executive Officer

[Signature Page to Consent and Waiver Letter]

Acknowledged and Agreed:

TIANJIN ZHONGHUAN SEMICONDUCTOR CO., LTD.

天津中环半导体股份有限公司

By:	/s/ SHEN Haoping
Name: SHEN Haoping
Title: General Manager, Chairman
Date: July 9, 2020

[Signature Page to Consent and Waiver Letter]

Annex A

Key Terms of Convertible Notes

Issuer	Maxeon Solar Technologies, Ltd. (the “Notes Issuer”).

Convertible Notes	Up to $225,000,000 aggregate principal amount of convertible senior notes due 2025, plus up to an additional $33,750,000 aggregate principal amount of Convertible Notes that may be issued to the initial purchasers thereof upon exercise by the initial purchasers of an option to purchase, for settlement within a period of 13 days from, and including, the date the Convertible Notes are first issued.

Ranking	The Convertible Notes will be the Notes Issuer’s senior, unsecured obligations.

Maturity	The Convertible Notes will mature on July 15, 2025, unless earlier repurchased, redeemed or converted.

Interest	Interest on the Convertible Notes is targeted to accrue at a rate of between 5.50% and 6.50%, but in no event greater than 8.25%, per annum, payable semi-annually. In addition, additional interest on the Convertible Notes will accrue at a rate of no more than (1) an additional amount per annum in the event SpinCo fails to timely file reports required under Rule 144 of the Securities Act of 1933 (after giving effect to all grace periods permitted thereunder) or the Convertible Notes are not otherwise freely tradeable, (2) an additional amount per annum in the event specified events of default under indenture for the Convertible Notes occur and (3) an additional amount for the first interest payment period if a Form F-3 registration statement relating to the registration under the Securities Act of 1933 of Facility Shares (as defined below) issuable pursuant to the physical delivery share forward transaction (the “Form F-3”) has not been declared effective by the U.S. Securities and Exchange Commission on or before the 20th business day following the Separation.

Conversion Rights	Following the Separation, the Convertible Notes will be convertible into newly issued SpinCo Shares or, at the Note Issuer’s election, cash based on the conversion rate set forth in the indenture for the Convertible Notes or a combination thereof. The initial conversion rate would represent a premium no less than 15.0% of the average of the daily volume weighted average prices per SpinCo Share over a consecutive trading day period that is not less than 10 that is expected to begin on the fifth trading day immediately following the Separation (the “20-Day VWAP”). The conversion rate will be subject to customary adjustments in specified circumstances set forth in the indenture for the Convertible Notes.

Redemption Rights	The Convertible Notes will have customary redemption rights for instruments of such type. In addition, if (1) the Separation does not occur by a specified date that will be no earlier than September 25, 2020 or (2) the Form F-3 has not been declared effective by the U.S. Securities and Exchange Commission by a specified date that will be no earlier than September 25, 2020, then the Notes Issuer will be required to redeem all, but not less than all, of the Convertible Notes at a cash redemption price not greater than 105% of the principal amount of the Convertible Notes plus accrued and unpaid interest to, but excluding, the redemption date. For purposes of the Investment Agreement, any consummation of the Separation at a time when the Form F-3 has not been declared effective by the U.S. Securities and Exchange Commission would require the prior written consent of Investor.

Repurchase Rights	The Convertible Notes will have repurchase rights in connection with a fundamental change that are customary for instruments of such type.

Prepaid Forward Share Purchase	In connection with the offering of the Convertible Notes, SpinCo expects to enter into privately negotiated prepaid forward stock purchase transactions with one of the initial purchasers (or an affiliate) (the “Forward Counterparty”) pursuant to which SpinCo would purchase up to $40,000,000 worth of SpinCo Shares for settlement on or around the maturity date of the Convertible Notes, subject to earlier settlement. The number of SpinCo Shares subject to the prepaid forward transactions will be determined based on a specified averaging period of the market price of the SpinCo Shares following the Separation.

Physical Delivery Share Forward Transaction	SpinCo expects to enter into an agreement with one of the initial purchasers (or an affiliate) (the “Facilitator”), under which SpinCo will agree to issue to the Facilitator for no consideration up to $60,000,000 worth of SpinCo Shares (the “Facility Shares”) which amount of Facility Shares would be returned to SpinCo for no consideration (or, if the required SpinCo shareholder approval necessary for the return of such shares is not obtained, delivered to a custodian who would utilize such shares for specified purposes, including delivery of shares pursuant to SpinCo’s equity incentive plans) on or around the maturity date of the Convertible Notes, subject to earlier termination. The number of Facility Shares subject to the agreement would be determined by a specified averaging period of the market price of the SpinCo Shares following the Separation.

TZS Facilitation Agreement	SpinCo expects to enter into an agreement with Investor or its designee (the “TZS Facilitation Agreement”), under which SpinCo will agree to issue to Investor (or its designee) for no consideration SpinCo Shares in an amount necessary to cause Investor (or its designee) to maintain its percentage ownership of outstanding SpinCo Shares of 28.8480% following the issuance of the Facility Shares and any SpinCo Shares issued under any share facilitation agreement with Total (the “TZS Facility Shares”), which amount of TZS Facility Shares would be returned to SpinCo for no consideration (or, if the required SpinCo shareholder approval necessary for the return of such shares is not obtained, delivered to a custodian who would utilize such shares for specified purposes, including delivery of shares pursuant to SpinCo’s equity incentive plans) on or around the maturity date of the Convertible Notes, subject to earlier termination. In the event a TZS Facilitation Agreement is executed, Total will have the option to execute a similar share facilitation agreement with respect to the number of SpinCo Shares necessary to maintain its percentage ownership of outstanding SpinCo Shares.

Governing Law	New York.

Annex B

Key Terms of Option

Issuer	Maxeon Solar Technologies, Ltd. (the “Option Issuer”).

Holder	Tianjin Zhonghuan Semiconductor Co., Ltd. or its designee (the “Holder”).

SpinCo Shares Subject to Option	An amount of SpinCo Shares that would allow the Holder to maintain its percentage ownership of outstanding SpinCo Shares (measured to the fourth decimal) following any exchange of Convertible Notes for SpinCo Shares as compared to its percentage ownership existing immediately prior to any exchange of Convertible Notes for SpinCo Shares.

Exercise of Option	If, at any time prior to or at the stated maturity of the Convertible Notes, (1) any holder of Convertible Notes exercises its right to exchange Convertible Notes and (2) the Option Issuer or the Notes Issuer elect to settle such exchange in SpinCo Shares, then the Holder may either (x) exercise the option within 20 Business Days of each such settlement or (y) to the extent any option has not been fully exercised by the Holder following any of such settlements, exercise such previously unexercised options on an aggregate basis within 20 Business Days after the maturity date of the Convertible Notes.

Exercise Price	The exercise price per SpinCo Share will be the lesser of (1) the price at which the Holder invested in SpinCo Shares pursuant to the Investment Agreement (which amount will equal the Purchase Price divided by the number of SpinCo Shares issued at the Closing) and (2) the 20-Day VWAP.

Term	Through the stated maturity date (inclusive) of the Convertible Notes and 20 Business Days thereafter.

Representations and Warranties	Customary representations and warranties, including due authorization, title to the SpinCo Shares, no conflicts and no actions or investigations. In connection with the sale of any

SpinCo Shares upon an exercise of the option, the Option Holder will represent and warrant that the SpinCo Shares are being acquired for investment purposes and not with a view to a distribution.

Transfer	The option will not be transferable by the Option Holder absent the Option Issuer’s prior written consent.

Governing Law	New York.

Annex C

Purchased Share Number Calculation

For purposes of the Parties’ determination pursuant to Section 2.5 of the Investment Agreement, the number of Purchased Shares to be issued and sold to Investor pursuant to Section 2.1 of the Investment Agreement (the “Purchased Share Number”) shall be calculated using the spreadsheet formula set forth in the attachment to this Schedule 2.5 indicated as part of this Schedule 2.5. The variables used in the spreadsheet formula set forth in the attachment to this Schedule 2.5 shall be determined and defined in the following order and manner:

First, the Parties shall calculate the “Investor Fraction” by dividing (i) the “TZS Ownership Percentage,” which shall be 28.848%, by (ii) the “SpinCo Ownership Percentage,” which shall be 71.152%.

Second, the Parties shall determine the “Parent Pre-Distribution Stock Price,” which shall mean the average of the closing price per share of Parent Shares over the two trading days ending on the second trading day before (i) the Distribution Effective Time or (ii) if earlier, the date on which SpinCo Shares begin to trade “ex-distribution”. Solely for purposes of illustration, the Parent Pre-Distribution Stock Price in the attachment to this Schedule 2.5 shall be $10.00 per share.

Third, the Parties shall calculate the “TZS Purchase Price per Share” which shall equal the Purchase Price divided by the Purchased Share Number.

Fourth, the Parties shall determine the “Parent Basic Shares Outstanding” which shall equal the number of Parent Shares outstanding as of the Record Date. Solely for purposes of illustration, the Parent Basic Shares Outstanding in the attachment to this Schedule 2.5 shall be equal to 142,600,000 (which is based on the number of Parent Shares reported as outstanding in Parent’s Quarterly Report on Form 10-Q for the quarterly period ending September 29, 2019, filed on October 31, 2019).

Fifth, the Parties shall determine the “Distributed Shares,” which shall equal the Parent Basic Shares Outstanding multiplied by the distribution ratio determined by the Parent Board in connection with the Distribution. For purposes of this calculation, the “distribution ratio” shall be expressed as a fraction, the numerator of which shall equal one and the denominator of which shall equal the number of Parent Shares a Record Holder must hold on the Record Date to be entitled to receive in the Distribution one SpinCo Share (solely for purposes of illustration in the attachment to this Schedule 2.5, the distribution ratio shall be “1/8”).

Sixth, the Parties shall calculate the number of “SpinCo RSUs and PSUs,” which shall equal the quotient of (i) the product of (x) number of Parent RSUs (as defined in the Employee Matters Agreement) and Parent PSUs (as defined in the Employee Matters Agreement and determined at the target level) related to SpinCo employees at close multiplied by (y) the Parent Pre-Distribution Stock Price divided by (ii) the TZS Purchase Price per Share. Solely for purposes of illustration, the Parent RSUs related to SpinCo employees in the attachment to this Schedule 2.5 shall be equal to 1,600,000, and the Parent PSUs related to SpinCo employees in the attachment to this Schedule 2.5 shall be equal to 132,353.

Seventh, the Parties shall calculate the “Total SpinCo Diluted Shares – Pre-Purchased Shares” which shall equal the sum of (i) Distributed Shares and (ii) SpinCo RSUs and PSUs.

Eighth, the Parties shall calculate the Purchased Share Number which shall equal the product of (i) Total SpinCo Diluted Shares – Pre-Purchased Shares multiplied by (ii) the Investor Fraction.

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Annex D

Form of Shareholders Agreement